PROSPECTUS SUPPLEMENT

(To prospectus dated May 8, 2003)

FILED PURSUANT TO

RULE 424 (B) (5)

REGISTRATION NO: 333-43245

$50,000,000

Energen Corporation

5% Notes due 2013

Energen Corporation will pay interest on the notes on April 1 and October 1 of each year, beginning on April 1, 2004. The notes will mature on October 1, 2013. We may redeem some or all of the notes at any time prior to maturity at the redemption price described in this prospectus supplement under the heading “Description of the Notes—Optional Redemption.” There is no sinking fund for the notes.

The notes are our senior obligations and rank equally with all of our senior unsecured indebtedness. The notes will be issued only in registered form in denominations of $1,000.

	Per Note	Total

Public offering price (1)	99.557%	$49,778,500

Underwriting discount	.650%	$325,000

Proceeds, before expenses, to Energen Corporation	98.907%	$49,453,500

(1) Plus accrued interest from October 3, 2003, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about October 3, 2003.

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

The date of this prospectus supplement is September 30, 2003.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. No one has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission that is incorporated by reference, is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

SUMMARY

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” beginning on page S-6 of this prospectus supplement and “Description of Debt Securities” beginning on page 3 of the accompanying prospectus. This prospectus supplement contains forward-looking statements that are dependent on certain events, risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Forward-Looking Statements” in the accompanying prospectus.

Issuer	Energen Corporation

Notes offered	$50,000,000 aggregate principal amount of % Notes due 2013

Maturity	October 1, 2013

Interest payment dates	April 1 and October 1, beginning April 1, 2004

Use of proceeds	We estimate that the net proceeds from the offering will be approximately $49.5 million. We intend to use these proceeds to repay short-term debt and for general corporate purposes.

Optional redemption	We may redeem some or all of the notes at any time at the redemption price described in this prospectus supplement under the heading “Description of the Notes – Optional Redemption.”

Ratings

The notes have been assigned ratings of “Baa1” by Moody’s Investors Service, Inc. and “A-” by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that circumstances warrant that change.

Ranking	The notes will be unsecured and rank equally with all of our other existing and future unsecured and unsubordinated indebtedness.

Covenants

The terms of the notes will limit our ability to create certain liens and enter into sale and lease-back transactions. These covenants are subject to important qualifications and limitations, which are described under “Description of the Notes – Restrictive Covenants.”

Trustee	The trustee under the indenture governing the notes is The Bank of New York.

Energen Corporation

Energen Corporation is a Birmingham-based diversified energy holding company engaged primarily in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States and in the purchase, distribution and sale of natural gas, principally in central and north Alabama. We conduct our oil and gas development, exploration and production activities through our natural resources subsidiary, Energen Resources Corporation. Our utility subsidiary, Alabama Gas Corporation (Alagasco), is the largest natural gas distributor in the State of Alabama.

For the periods indicated below, Energen Resources’ oil and gas business and Alagasco’s gas utility business contributed the following portions of operating revenues from continuing operations, operating income from continuing operations and identifiable assets:

	Six Months Ended June 30, 2003	Year Ended December 31, 2002	Three Months Ended December 31, 2001[1]	Year Ended September 30, 2001	Year Ended September 30, 2000
	(In Thousands)
Operating revenues from continuing operations
Oil and gas operations	$178,274	$252,744	$49,486	$223,512	$185,248
Natural gas distribution	315,387	424,431	96,678	553,862	366,161

Total	$493,661	$677,175	$146,164	$777,374	$551,409

Operating income (loss) from continuing operations
Oil and gas operations	$83,670	$78,416	$3,243	$72,425	$47,568
Natural gas distribution	64,188	59,370	8,034	50,288	49,063
Eliminations and corporate expenses	(712)	(1,700)	(417)	(1,678)	(1,620)

Total	$147,146	$136,086	$10,860	$121,035	$95,011

Identifiable assets
Oil and gas operations	$939,519	$926,839	$687,776	$716,043	$737,814
Natural gas distribution	591,229	603,209	549,221	516,802	471,282
Eliminations and other	25,542	843	3,359	(8,966)	(6,055)

Total	$1,556,290	$1,530,891	$1,240,356	$1,223,879	$1,203,041

[1]	During 2001, we changed our fiscal year end from September 30 to December 31, and consequently have a three-month period ended December 31, 2001 to report separately.

We were incorporated in 1978 in connection with the reorganization of Alagasco. Alagasco was formed in 1948 by the merger of Alabama Gas Company into Birmingham Gas Company. Alagasco became a public company in 1953. Energen Resources was formed in 1971 as a subsidiary of Alagasco and became our subsidiary in the subsequent reorganization.

Energen, Energen Resources and Alagasco are all incorporated under the laws of Alabama, and our executive offices are located at 605 Richard Arrington Jr. Blvd. North, Birmingham, Alabama 35203 and our telephone number is (205) 326-2700.

Selected Consolidated Financial Information

(Dollars in Thousands)

The following selected financial information for the year ended December 31, 2002, the three months ended December 31, 2001 and the years ended September 30, 2001 and 2000 has been derived from our audited financial statements, which are incorporated in this prospectus supplement and the accompanying prospectus by reference to our annual report on Form 10-K for the fiscal year ended December 31, 2002. The summary financial information for the six months ended June 30, 2003 and 2002, and at June 30, 2003, has been derived from our unaudited quarterly financial statements, which are incorporated by reference to our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements from which it has been derived and the accompanying notes thereto incorporated by reference herein. The income statement data for the six months ended June 30, 2003 and 2002 are not necessarily indicative of the results that may be expected for the entire year.

	Six Months Ended June 30,		Year Ended December 31,	Three Months Ended 12/31/01[2]	Year Ended September 30,
	2003	2002	2002[1]		2001	2000
	(unaudited)
Summary of Operations:
Operating revenues	$493,661	$379,187	$677,175	$146,164	$777,374	$551,409
Net income	$77,928	$49,426	$68,639	$3,658	$67,896	$53,018

The following table shows our ratio of earnings to fixed charges for the periods indicated. These ratios are computed as described under “Consolidated Ratios of Earnings to Fixed Charges” in the accompanying prospectus.

Six Months Ended June 30, 2003	Year Ended December 31, 2002[1]	Three Months Ended 12/31/01[2]	Fiscal Years Ended September 30,
			2001	2000	1999	1998
4.20	2.95	1.01	2.81	2.47	2.06	2.00

The following table shows our consolidated capitalization and short-term debt at June 30, 2003 and as adjusted for this offering.

	At June 30, 2003	Adjusted[3]
		Amount	Percent
Capitalization:
Long-term debt, net of current portion	$513,006	$563,006	46.30%
Comprehensive shareholders’ equity	653,079	653,079	53.70

Total capitalization	$1,166,085	$1,216,085	100.00%

Short-term debt, including current portion of long-term debt	$53,000	$3,500

[1]	During 2001, we changed our fiscal year end from September 30 to December 31, and consequently the figures reported for 2002 are for the year ended December 31, 2002.
[2]	During 2001, we changed our fiscal year end from September 30 to December 31, and consequently have a three-month period ended December 31, 2001 to report separately.
[3]	To give effect to the issuance of $50 million in principal amount of the notes being offered by this prospectus supplement and the expected use of net proceeds thereof. Adjusted amounts do not reflect any sales of Energen common stock subsequent to June 30, 2003 or any possible future issuance and sale from time to time by us of additional debt and equity securities as needed.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and the notes. The second part, the accompanying prospectus, gives more general information, some of which may not apply to the notes. See “Description of Debt Securities” in the accompanying prospectus.

This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference in this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information that we file with the SEC which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Later information that we file with the SEC will automatically update and supersede this information. Accordingly, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus include, in addition to those listed under the heading “Where You Can Find More Information” in the accompanying prospectus, the documents listed below:

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Our Current Report on Form 8-K dated July 18, 2003; and

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

We are also incorporating by reference all additional documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus supplement and the time that all of the notes are sold in this offering. To find out how to find more information about us, see “Where You Can Find More Information” in the accompanying prospectus.

DESCRIPTION OF THE NOTES

The notes will be a series of Debt Securities, as described under the heading “Description of Debt Securities” in the accompanying prospectus. Please read the following description of the particular terms of the notes in conjunction with the description of the general terms and provisions of debt securities set forth under “Description of Debt Securities” in the accompanying prospectus, which the following description supplements and, in the event of any inconsistencies, supercedes. Capitalized terms not otherwise defined in this prospectus supplement are used as defined or otherwise provided in the accompanying prospectus.

General

We will initially offer $50,000,000 aggregate principal amount of the notes. The notes will be issued as a series of debt securities under an Indenture (for Debt Securities) between us and The Bank of New York, as trustee (the “Trustee”), dated as of September 1, 1996 (the “Indenture”). The Indenture does not limit the aggregate principal amount of debt securities that we may issue under it. In the future we may, without the consent of the holders of the notes, issue and sell notes in addition to the notes being offered hereby. These additional notes will have the same terms (other than the issuance date and, in some cases, the initial interest payment date) and will be treated as part of the same series as the notes offered hereby.

Interest Payments

The notes will bear interest from the date of original issuance, which is expected to be October 3, 2003, at       % per year. Interest payments on the notes will be made semi-annually in arrears on April 1 and October 1, beginning April 1, 2004, to the person in whose name the notes are registered at the close of business on March 16 and September 15, respectively. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.

In the event that an interest payment date is not a business day, then the payment of interest will be made on the next succeeding business day, and no interest will accrue on the amounts payable for the period from and after the original due date until the next business day. A business day means any day that is not a Saturday, Sunday or legal holiday on which banking institutions or trust companies in The City of New York are authorized or obligated by law or regulation to close.

Maturity

The entire principal amount of the notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on October 1, 2013. In the event that the maturity date or any redemption date is not a business day, then the payment of principal and any interest will be made on the next business day, without any interest or other payment in respect of the delay.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding, as described in “Description of Debt Securities” in the accompanying prospectus. Except as described on page 4 of the accompanying prospectus, there are no limitations on the amount of indebtedness that we may incur. As of June 30, 2003, we had approximately $566 million in indebtedness outstanding, none of which was secured.

We are a holding company that derives substantially all of our income from our operating subsidiaries, Energen Resources and Alagasco. As a result, our cash flows and consequent ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and distribution of those earnings to us and other payments or distributions of funds by our subsidiaries to us. Furthermore, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the notes will be effectively subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of our subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries.

Restrictive Covenants

We refer you to the section entitled “Description of Debt Securities” in the accompanying prospectus for a description of certain covenants applicable to the notes.

Form and Denomination

The notes will initially be represented by one or more global certificates, representing the aggregate principal amount of the notes, and will be deposited with, or on behalf of, The Depository Trust Company (“DTC” or “the Depositary”) or its nominee and registered in the name of Cede & Co., the nominee of DTC. Beneficial interests in a global note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. The notes will be sold only in integral multiples of $1,000. See “—The Depositary.”

Optional Redemption

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund, which means that we will not deposit money on a regular basis into any separate custodial account to repay your note.

We will have the right to redeem the notes, in whole or in part, at our option, at any time and from time to time prior to their stated maturity. We will provide written notice of our intent to redeem the notes not less than 30 nor more than 60 days prior to the redemption date. If we redeem all or any part of the notes, we will pay a “make-whole” redemption price equal to the greater of

•	100% of the principal amount of the notes being redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points, as determined by the Referenced Treasury Dealer plus in each case, accrued interest on those notes to the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the H.15 Daily Update of the Federal Reserve Bank or (ii) if such release (or any successor release) is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotation actually provided to the Trustee for such redemption date.

“H.15(519)” means the weekly statistical release entitled “H.15(519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Independent Investment Banker” means the Reference Treasury Dealer.

“Reference Treasury Dealer” means Merrill Lynch Government Securities, Inc., and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received. If the redemption notice is given and funds deposited as required by the Indenture, then interest will cease to accrue on and after the redemption date on the notes or portions of notes called for redemption. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay. If we do not deposit redemption moneys on or before the date fixed for redemption, the principal amount of the notes called for redemption will continue to bear interest at the rate indicated on the cover of this prospectus supplement until paid.

The Depositary

DTC has advised us that it is:

•	a limited purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

DTC holds securities that its Participants, as defined below, deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participant’s accounts. This book-entry system eliminates the need for physical movement of securities certificates.

Participants in DTC include direct participants (“Direct Participants”) and indirect participants (“Indirect Participants,” and, together with Direct Participants, “Participants”). Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to Indirect Participants, which include, among others, securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the SEC. Purchases of notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase; rather, Beneficial Owners are expected to receive written confirmations providing details of the transaction as well as periodic statements of their holdings from the Direct or Indirect Participant through which the Beneficial Owners entered into the transaction.

To facilitate subsequent transfers, all notes deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as Cede & Co., as nominee for DTC, is the sole holder of the notes, the Trustee shall treat Cede & Co. as the only holder of the notes for all purposes, including receipt of all principal of, premium, if any, and interest on such notes, receipt of notices, and voting and requesting or directing the Trustee to take or not to take, or consent to, certain actions.

We or, at our request, the Trustee, will send any redemption notices to DTC. If we redeem less than all of the notes, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date and includes an attached list identifying such Direct Participants. Further, we believe that it is the policy of DTC that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Direct Participants to whose account interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Direct Participant or Participants has or have given such direction.

Principal of, and premium, if any, and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with the Direct Participants’ respective holdings shown on DTC’s records on the calendar day immediately preceding the applicable payment date unless DTC has reason to believe that it will not receive payment. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the Participants and not of DTC, the Trustee or us, subject to applicable statutory or regulatory requirements. Payment of principal, and premium, if any, and interest to Cede & Co., or such other nominee as may be requested by DTC is our responsibility, or the responsibility of the Trustee with funds we provide. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants.

DTC may discontinue providing its services as securities depositary for the notes at any time by giving written notice to us or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, note certificates will be printed and delivered to the Beneficial Owners. We may decide to replace DTC or any successor depositary. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, certificates for the notes will be printed and delivered.

Neither we, the Trustee nor any underwriter makes any representation as to the accuracy of the above description of DTC’s business, organization and procedures, which is based on information received from sources we believe to be reliable.

We, the underwriters and the Trustee have no responsibility or obligation to DTC Participants or the Beneficial Owners with respect to

•	the accuracy of any records maintained by DTC or any Participant;

•	the payment by any Participant of any amount due to any Beneficial Owner in respect of the principal of, premium, if any, and interest on, the notes;

•	the delivery or timeliness of delivery by DTC to any Participant or by any Participant to any Beneficial Owner of any notice that is required or permitted under the terms of the Indenture; or

•	any other action taken by DTC or its nominee, Cede & Co., as holder of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes, and does not purport to be a complete analysis of all potential income tax effects. This discussion does not address all the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as financial institutions, banks, partnerships and other pass-through entities, United States expatriates, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, insurance companies, dealers in securities or currencies, traders in securities, U.S. Holders (defined below) whose functional currency is not the United States dollar, tax-exempt organizations, investors in pass-through entities and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction. In addition, this discussion is limited to U.S. Holders purchasing the notes for cash pursuant to this prospectus supplement at the offering price on the cover page of this prospectus supplement and assumes that the notes are properly characterized as debt for United States federal income tax purposes. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

The discussion is based upon the Code, United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes.

As used herein, a “U.S. Holder” means a beneficial owner of a note who or that is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or a political subdivision thereof or therein;

•	an estate, the income of which is subject to United States federal income tax regardless of its source;

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, was treated as a United States person on August 19, 1996 and has elected to continue to be treated as a United States person; or

•	a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

We have not sought and will not seek any rulings from the Internal Revenue Service with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Stated Interest

A U.S. Holder must generally include stated interest on a note as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Notes

A U.S. Holder will generally recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in the note. Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange, redemption, retirement or other taxable disposition to the extent attributable to accrued interest not previously included in income will be treated as ordinary interest income. A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. Holder’s cost therefor. This gain or loss generally will be a capital gain or loss, and if the U.S. Holder has held the note for more than one year, such capital gain will generally be subject to tax a current maximum marginal rate of 15% for individuals and 35% for corporations. A U.S. Holder’s ability to deduct capital losses may be limited.

Backup Withholding and Information Reporting

A U.S. Holder may be subject to a backup withholding tax when such holder receives “reportable payments,” including interest and principal payments on the notes or proceeds upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish to us its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN and we are notified by the IRS that the furnished TIN is incorrect;

•	fails to properly report payments of interest or dividends and we are notified by the IRS that backup withholding is required; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

U.S. Holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

We, our paying agent or other withholding agent generally will report to a U.S. Holder of notes and to the IRS the amount of any reportable payments made in respect of the notes for each calendar year and the amount of tax withheld, if any, with respect to such payments.

UNDERWRITING

We intend to offer the notes through the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc. Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement between the underwriters and us, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us the principal amount of notes set forth opposite their names below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
A.G. Edwards & Sons, Inc.

Total		$50,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitment of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by its counsel and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that initially they propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers at such price less a concession not in excess of       % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not to exceed       % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price and other selling terms may be changed.

The expenses in connection with the offer and sale of the notes, not including the underwriting discount, are estimated to be $150,000.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange or for the quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that the underwriters intend to make a market in the notes. The underwriters are not obligated, however, to make a market in the notes and may discontinue market-making activities at any time without notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering of the notes, the underwriters may engage in over-allotment, stabilizing transactions and short covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Short covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. These stabilizing transactions and short covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Bradley Arant Rose & White LLP of Birmingham, Alabama will issue an opinion about the legality of the notes for us. Pillsbury Winthrop LLP, New York, New York, will pass upon certain legal matters for the underwriters. As of September 30, 2003, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 5,000 shares of our outstanding common stock.

PROSPECTUS DATED MAY 8, 2003

PROSPECTUS

$400,000,000

ENERGEN CORPORATION

DEBT SECURITIES

COMMON STOCK

By this prospectus, we may offer, from time to time:

•	shares of our common stock; and

•	our unsecured debt securities.

We will provide the specific terms of each issuance of these securities in supplements to this prospectus at the time of the offering of the securities. We may refer to our common stock herein as the “Equity Securities,” and the Debt Securities and the Equity Securities collectively as the “Offered Securities.” You should read this prospectus and any supplement carefully before you decide to invest.

This prospectus may not be used to consummate sales of the Offered Securities unless it is accompanied by a prospectus supplement.

The New York Stock Exchange lists our common stock under the symbol “EGN.”

We may sell these securities to or through underwriters, dealers or agents, or directly to investors on our own behalf.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 8, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus or combinations thereof in one or more offerings with a maximum aggregate offering price of up to $400,000,000. As of the date hereof, we have sold $250,000,000 of securities originally covered by this prospectus, and, accordingly, this prospectus now covers $150,000,000 of securities issuable by Energen Corporation. This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

We may use this prospectus to offer from time to time:

•	shares of our common stock, par value $.01 per share (the “Equity Securities”); and

•	our unsecured debt securities (the “Debt Securities”).

We sometimes refer to the Equity Securities and the Debt Securities collectively as the “Offered Securities.” Unless the context otherwise requires, all references to “we,” “us” or the “Corporation” in this prospectus or any prospectus supplement refers to Energen Corporation and its subsidiaries.

For more detailed information about the Offered Securities, you should also read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

ABOUT OUR BUSINESS

The following is a short summary of our business. You should carefully read our Annual Report on Form 10-K for the year ended December 31, 2002 for more information on our business and the risks involved in investing in our Equity and Debt Securities.

Energen Corporation is a Birmingham-based diversified energy holding company engaged primarily in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States and in the purchase, distribution and sale of natural gas, principally in central and north Alabama. We conduct our oil and gas development, exploration and production activities through our natural resources subsidiary, Energen Resources Corporation. Our utility subsidiary, Alabama Gas Corporation (Alagasco), is the largest natural gas distributor in the State of Alabama.

We were incorporated in 1978 in connection with the reorganization of Alagasco. Alagasco was formed in 1948 by the merger of Alabama Gas Company into Birmingham Gas Company. Alagasco became a public company in 1953. Energen Resources was formed in 1971 as a subsidiary of Alagasco and became our subsidiary in the subsequent reorganization.

Energen, Energen Resources and Alagasco are all incorporated under the laws of Alabama, and our executive offices are located at 605 Richard Arrington Jr. Blvd. North, Birmingham, Alabama 35203 and our telephone number is (205) 326-2700.

Energen Resources Corporation

Our oil and gas operations focus on increasing production and adding proved reserves through the acquisition and exploitation of oil and gas properties with varying levels of development potential. To a lesser extent, we explore for and develop new reservoirs, primarily in areas in which we already are located. We also provide operating services in the Black Warrior Basin in Alabama for our partners and various third parties. All of our current oil and gas operations are located in the continental United States.

As of December 31, 2002, our inventory of proved oil and gas reserves totaled 1,262.9 billion cubic feet equivalent. Substantially all of our reserves are located in the San Juan Basin in New Mexico, the Black Warrior Basin in Alabama, the Permian Basin in west Texas, and the north Louisiana/east Texas region. Our reserve base is conservative in nature. We classify more than 82 percent of our December 31, 2002 reserves as proved developed. In addition, the reserve base is long-lived, with a reserves-to-production ratio of 16 at December 31, 2002. Natural gas represents approximately 64 percent of our proved reserves, with oil representing approximately 24 percent and natural gas liquids comprising the balance.

Alabama Gas Corporation

We are the largest natural gas distribution utility in the State of Alabama. We purchase natural gas through interstate and intrastate marketers and suppliers and distribute the purchased gas through our distribution facilities for sale to residential, commercial and industrial customers and other end-users of natural gas. We also provide transportation services to industrial and commercial customers located on our distribution system. These transportation customers, using us as their agent or acting on their own, purchase gas directly from producers, marketers or suppliers and arrange for the delivery of the gas into our distribution system. We charge a fee to transport this customer-owned gas through our distribution system to our customers’ facilities. Our business is highly seasonal since a material portion of our total sales and delivery volumes is to customers whose usage varies depending upon temperature. Our present rate structure, however, includes a temperature adjustment to customers’ monthly bills which is designed to mitigate the effect of departures from normal temperature on our earnings.

Our service territory is located in central and parts of north Alabama and includes approximately 188 cities and communities in 28 counties. The aggregate population of the counties we serve is estimated to be 2.3 million people. The cities we serve include Birmingham, the center of the largest metropolitan area in Alabama, and Montgomery, the state capital. We are subject to the jurisdiction of the Alabama Public Service Commission. During 2002, we served an average of 425,630 residential customers and 35,601 commercial, industrial and transportation customers. Our distribution system includes approximately 9,723 miles of main and more than 11,395 miles of service lines, odorization and regulation facilities, and customer meters.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated:

YEAR ENDED DECEMBER 31,	THREE MONTHS ENDED 12/31/01[2]	YEAR ENDED SEPTEMBER 30,
2002[1]		2001	2000	1999	1998
2.95	1.01	2.81	2.47	2.06	2.00

The ratios of earnings to fixed charges were computed by dividing earnings as adjusted for fixed charges. For this purpose, earnings represent net income applicable to common stock, plus applicable income taxes and fixed charges. Fixed charges represent interest expense, capitalized interest and amortization of debt expense.

1 During 2001, we changed our fiscal year end from September 30 to December 31, and consequently the figure reported for 2002 is for the year ended December 31, 2002.

2 During 2001, we changed our fiscal year end from September 30 to December 31, and consequently have a three-month period ended December 31, 2001 to report separately.

USE OF PROCEEDS

Except as may otherwise be described or referred to in a Prospectus Supplement, the Corporation intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including the Corporation’s working capital needs, the funding of investments in, or extensions of credit to, its subsidiaries, the possible acquisition of other corporations or their assets or liabilities, including the acquisition of natural gas and oil properties and the reduction of short-term or other outstanding indebtedness. Pending such use, the Corporation may temporarily invest the net proceeds. The Corporation may, from time to time, engage in additional capital financings of a character and in amounts to be determined by the Corporation in light of its need at such time or times and in light of prevailing market conditions.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any applicable Prospectus Supplement (the “Offered Debt Securities”) and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

The Debt Securities will be issued under an Indenture (the “Indenture”) between the Corporation and The Bank of New York (the “Trustee”). A copy of the Indenture is filed as an exhibit to this Registration Statement. The following summaries of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the applicable definitions therein of certain terms used in this Prospectus. All capitalized terms not defined in this Prospectus shall have the definitions ascribed to them in the Indenture. Copies of the Indenture are available for inspection during normal business hours at the principal office of the Corporation or at the corporate trust office of the Trustee.

General

The Debt Securities will be direct, unsecured obligations of the Corporation and will rank pari passu with all outstanding unsecured senior indebtedness of the Corporation. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. All securities issued under the Indenture will rank equally and ratably with all other securities to be issued under such Indenture.

The Debt Securities will be obligations exclusively of the Corporation. Since substantially all of the operations of the Corporation are conducted through its subsidiaries, principally Alagasco and Energen Resources, the Corporation’s cash flow and consequently its ability to service debt is dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries in the form of dividends.

The Prospectus Supplement and any related Pricing Supplement will describe certain terms of the Offered Debt Securities, including: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the principal of the Offered Debt Securities is payable; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or any method by which such rate or rates shall be determined, and the date or dates from which such interest will accrue; (5) the date or dates on which interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for any such Interest Payment Dates; (6) each office or agency where the principal of, and premium, if any, and any interest on the Offered Debt Securities will be payable and may be surrendered for registration of transfer or exchange; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Corporation; (8) the obligation, if any, of the Corporation to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or similar provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more global notes, and, if so, the identity of the depositary for such global notes and the terms and conditions, if any, on which interests in such global notes may be exchanged for the individual securities represented thereby; (10) whether the Offered Debt Securities are to be issued with original issue discount within the meaning of section 1273(a) of the Internal Revenue Code of 1986, as amended (the

“Code”), and the regulations thereunder and the amount of such discount; (11) the obligations or instruments which shall be considered to be Eligible Obligations in respect of Offered Debt Securities denominated in any currency other than United States Dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of the Corporation indebtedness in respect of Offered Debt Securities after the satisfaction and discharge thereof; (12) any provisions for payment of additional amounts for taxes, and any provisions for redemption in the event the Corporation must comply with withholding tax or other tax reporting requirements in respect of an Offered Debt Security other than a Floating Rate Security (“Affected Security”) or must pay such additional amounts in respect of any Offered Debt Security; (13) any index used to determine the amount of payment of principal of, and premium, if any, and any interest on the Offered Debt Securities; (14) the applicable Overdue Rate, if any; (15) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; (16) if the principal of or premium, if any, or interest, if any, on the Offered Debt Securities are to be payable, at the election of the Corporation or a Holder thereof, in a coin or currency other than that in which the Debt Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made; (17) the currency or currencies, including composite currencies, in which payment of the principal of and premium, if any, and interest, if any, on the Offered Debt Securities shall be payable (if other than the currency of the United States); (18) if the principal of or premium, if any, or interest on the Offered Debt Securities are to be payable, or are to be payable at the election of the Corporation or a Holder thereof, in securities or other property, the type and amount of such securities or other property, or the method by which such amount shall be determined, and the period or periods within which, and the terms and conditions upon which, any such election may be made; (19) the terms, if any, pursuant to which the Offered Debt Securities may be converted into or exchanged for shares of capital stock or other securities of the Corporation; and (20) any other terms and provisions of the Offered Debt Securities which are not inconsistent with the Indenture.

Unless otherwise provided in the Prospectus Supplement or a Pricing Supplement, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof.

Debt Securities may be issued as Discount Securities to be sold at a substantial discount below their principal amount. Discount Securities mean any Debt Securities issued with “original issue discount” within the meaning of Section 1273(a) of the Code and the regulations thereunder. Special United States income tax and other considerations applicable to Discount Securities will be described in any applicable Prospectus Supplement relating thereto. Discount Securities may provide for the declaration of acceleration of the Maturity of an amount less than the principal amount thereof upon the occurrence of an Event of Default and the continuation thereof.

The Indenture provides that all Debt Securities of any one series need not be issued at the same time and that the Corporation may, from time to time, issue additional Debt Securities of a previously issued series. In addition, the Indenture provides that the Corporation may issue Debt Securities with terms different from those of any other series of Debt Securities and, within a series of Debt Securities, terms (such as interest rate or manner in which interest is calculated, original issue date, redemption provisions and maturity date) may differ.

Certain Conditions for Issuance of Additional Indebtedness

Pursuant to Section 234 of the Constitution of Alabama of 1901, the bonded indebtedness of Alabama corporations may not be increased without the consent of shareholders. The Corporation is presently authorized to issue, without further shareholder approval, bonded indebtedness in an amount which, when added to the bonded indebtedness then outstanding, does not exceed the greater of (i) $750,000,000 or (ii) one hundred fifty percent (150%) of the total shareholders’ equity of the Corporation as reflected in the consolidated financial statements of the Corporation as of the end of the Corporation’s most recently completed fiscal quarter.

Global Notes

If the Prospectus Supplement so provides, the Offered Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with or on behalf of a depositary located in the United States identified in any applicable Prospectus Supplement relating to such series. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note. The specific terms of the depositary arrangement with respect to any Offered Debt Securities of a series will be described in any applicable Prospectus Supplement relating to such series.

Payment and Paying Agents

Except as may be provided in the applicable Prospectus Supplement, interest, if any, on each Debt Security payable on each Interest Payment Date will be paid to the person in whose name such Debt Security is registered as of the close of business on the Regular Record Date relating to such Interest Payment Date. However, if there has been a default in the payment of interest on any Debt Security, such defaulted interest may be payable to the Holder of such Debt Security as of the close of business on a date selected by the Trustee not more than 15 days and not less than 10 days prior to the date proposed by the Corporation for payment of such defaulted interest.

Unless otherwise indicated in any applicable Prospectus Supplement, principal of, and premium and interest, if any, on the Debt Securities will be payable at the office of the Trustee designated for such purpose or at any paying agent maintained by the Corporation for such purpose, except that at the option of the Corporation payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or (ii) by wire transfer to an account maintained by the Person entitled thereto. The Corporation may appoint one or more Paying Agents and may remove any Paying Agent, all in its discretion.

The transfer of the Debt Securities may be registered, and the Debt Securities may be exchanged for other Debt Securities of authorized denominations and of like tenor and aggregate principal amount at the office of the Trustee designated for such purpose or at any paying agency maintained by the Corporation for such purpose. The Corporation may appoint one or more additional security registrars or transfer agents and may remove any security registrar or transfer agent, all in its discretion. The applicable Prospectus Supplement will identify any additional security registrar or transfer agent appointed.

No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Corporation will not be required (a) to issue, register the transfer of or exchange Debt Securities during the period of 15 days prior to giving any notice of redemption or (b) to issue, register the transfer of or exchange any Debt Security selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

All moneys paid by the Corporation to the Trustee or a Paying Agent for the payment of principal of, and premium, if any, and any interest on any Debt Securities which remain unclaimed at the end of two years after such principal, premium or interest shall become due and payable will be repaid, subject to applicable laws of escheat, to the Corporation, and the Holder of such Debt Securities will thereafter look only to the Corporation for payment thereof.

Redemption

Any terms for the optional or mandatory redemption of the Offered Debt Securities will be set forth in the applicable Prospectus Supplement. In accordance with the terms of the Indenture, Debt Securities will be redeemable only upon notice, by mail, not less than 30 nor more than 60 days prior to the date fixed for redemption and, if less than all of the Debt Securities of any series are to be redeemed, the particular Debt Securities will be selected by the Security Registrar by such method as the Trustee deems fair and appropriate.

Any notice of optional redemption may state that such redemption shall be conditional upon the receipt by the Trustee, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium and interest, if any, on such Debt Securities and that if such money has not been so received, such notice will be of no force or effect and the Corporation will not be required to redeem such Debt Securities.

Events of Default

The following are Events of Default under the Indenture with respect to the Debt Securities of a series: (a) failure to pay any interest on any Debt Security of that series within 30 days after the same becomes due and payable; (b) failure to pay the principal of or premium, if any, on any Debt Security of that series within three business days after the same becomes due and payable; (c) failure to perform, or breach of, any other covenant or warranty of the Corporation in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of one or more series of Debt Securities other than such series), continued for 90 days after written notice by the Trustee to the Corporation or by the Holders of at least 25% in principal amount of all Outstanding Debt Securities of such series to the Corporation and the Trustee as provided in the Indenture; (d) certain events involving bankruptcy, insolvency, conservatorship, receivership or reorganization of the Corporation or Alagasco or Energen Resources, whether voluntary or involuntary; (e) a default under any other indebtedness of the Corporation or Alagasco or Energen Resources or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of the Corporation or Alagasco or Energen Resources, in each case aggregating in excess of $10,000,000, which default constitutes a failure to pay any portion of the principal of such indebtedness when due or results in the acceleration of the maturity of such indebtedness, unless within a period of 10 days after written notice of such default has been given to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 10% in principal amount of the Outstanding Debt Securities of any series, such indebtedness has been discharged or such acceleration has been rescinded or annulled; and (f) any other Event of Default provided for with respect to Debt Securities of that series.

Except as described in (d) and (e) above, no Event of Default with respect to the Debt Securities of one series necessarily constitutes an Event of Default with respect to the Debt Securities of any other series issued under the Indenture.

Remedies

If any Event of Default with respect to the Debt Securities of any series occurs and is continuing, either the Trustee or the Holders of at least 33% in aggregate principal amount of all the Outstanding Debt Securities of that series may declare the principal amount of all the Outstanding Debt Securities of that series to be due and payable immediately; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Debt Securities, the Trustee or the Holders of not less than 33% in aggregate principal amount of the Outstanding Debt Securities of all such series, considered as one class, may make such declaration of acceleration and not the Holders of the Debt Securities of any one of such series.

The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive any past default and its consequences under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal or premium or interest, if any, on any Debt Security of that series, or in respect of a provision of the Indenture which cannot be amended or modified without the consent of the Holder of each Outstanding Debt Security of the series affected.

At any time after the declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for the payment of money due has been obtained, the Event or Events of Default giving rise to such declaration of acceleration shall, without further act, be deemed to have been waived, and such declaration and its consequences shall, without further act, be deemed to have been rescinded and annulled if (a) the Corporation has paid or deposited with the Trustee a sum sufficient to pay (1) all overdue interest on all of such Debt Securities; (2) the principal of and premium, if any, on any of such Debt Securities which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities; (3) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Debt Securities; (4) all amounts due to the Trustee under the Indenture; and (b) any other Events of Default with respect to the Debt Securities of such series, other than the nonpayment of the principal of such Debt Securities which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

Miscellaneous Rights and Obligations of Trustee

The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain other limitations, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Debt Securities, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Debt Securities of any one of such series; and provided, further, that (a) such direction will not be in conflict with any rule of law or with the Indenture and would not involve the

Trustee in personal liability in circumstances where reasonable indemnity would not, in the Trustee’s sole discretion, be adequate, (b) the Trustee shall not have determined that the action so directed would be unjustly prejudicial to the Holders not taking part in such direction and, (c) the Trustee may take any other action it deems proper which is not inconsistent with such direction. The right of a Holder of any Debt Security of such series to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal and premium and interest, if any, when due and to institute suit for the enforcement of any such payment. The Indenture provides that the Trustee, within 90 days after the occurrence of any default thereunder with respect to the Debt Securities of a series, is required to give the Holders of the Debt Securities of such series notice of any default known to it, unless cured or waived; provided, however, that, except in the case of a default in the payment of principal of or premium or interest, if any, on any Debt Securities of such series, the Trustee may withhold such notice if the Trustee determines that it is in the interest of such Holders to do so; and, provided, further, that in the case of an Event of Default of the character specified above in clause (c) under “Events of Default,” no such notice shall be given to such Holders until at least 75 days after the occurrence thereof.

The Corporation is required to furnish to the Trustee annually a statement as to the performance by the Corporation of certain of its obligations under the Indenture and as to any default in such performance. The Corporation is also required to notify the Trustee of any Event of Default within 10 days after certain of its officers obtain actual knowledge thereof.

Modification, Waiver and Amendment

Certain modifications and amendments of the Indenture may be made by the Corporation and the Trustee without the consent of the Holders, including those which: (a) evidence the assumption by any successor to the Corporation of the Corporation’s obligations under the Indenture or with respect to the Debt Securities; (b) add to the covenants of or surrender any rights of the Corporation under the Indenture; (c) add any Events of Default, in addition to those specified in the Indenture, with respect to all or any series of Outstanding Debt Securities; (d) change or eliminate any provision of the Indenture or add any new provision to the Indenture; provided, however, that if such change, elimination or addition will materially and adversely affect the interests of Holders of Debt Securities of any series, such change, elimination or addition will become effective with respect to such series only when there is no Debt Security of such series remaining outstanding under the Indenture; (e) provide collateral security for the Debt Securities; (f) establish the form or terms of Debt Securities of any series; (g) evidence the appointment of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one trustee; (h) provide for the procedures required to permit the utilization of a noncertificated system of registration for all or any series of Debt Securities; (i) subject to certain conditions, change the place where Debt Securities may be transferred, exchanged or paid; or (j) cure any ambiguity or inconsistency or make any other provisions with respect to matters and questions arising under the Indenture, provided such provisions shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect.

Without limiting the generality of the foregoing, if the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), is amended after the date of the Indenture to require changes to the Indenture or the incorporation therein of additional provisions or permit changes to, or the elimination of, provisions which at the date of the Indenture are required by the Trust Indenture Act to be contained in the Indenture, the Corporation and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to effect or reflect any such change, incorporation or elimination.

Modifications of and amendments to the Indenture may be made by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment voting separately; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal or interest on, any Debt Security; (b) reduce the principal amount thereof or the rate of interest thereon or any premium payable upon redemption thereof; (c) reduce the amount of the principal of Discount Securities that would be due and payable upon a declaration of acceleration of the maturity thereof; (d) change the coin or currency in which any Debt Security or any premium or the interest thereon is payable; (e) impair the right to institute suit for the enforcement of any such payment; (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (g) reduce the requirements for quorum or voting; or (h) modify the provisions of the Indenture relating to the modification of the Indenture, or the circumstances under which the Holders may waive past defaults by and certain covenants of the Corporation except to increase the percentages in principal amount referred to therein.

The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of all series with respect to which a certain covenant or restriction has been specified, may, on behalf of all Holders of Debt Securities waive compliance by the Corporation with certain covenants of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series (a) waive any past default under the Indenture with respect to Debt Securities of that series, except a default (i) in the payment of principal, premium, if any, or interest on any Debt Security, or (ii) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby, and (b) waive any Event of Default resulting in acceleration of such Debt Securities in specified circumstances.

Consolidation, Merger and Sale of Assets

The Indenture provides that the Corporation shall not consolidate with or merge into any other corporation, association, company, joint stock company, limited liability company or business trust (the “Successor Corporation”) or convey, transfer or lease its properties and assets substantially as an entity to any Person unless (i) the Successor Corporation into which the Corporation is merged or into which it is consolidated or the Person to which substantially all of the Corporation’s assets or properties are conveyed, transferred or leased, is a Person organized under the laws of the United States, any state thereof or the District of Columbia, and expressly assumes by means of a supplemental indenture the due and punctual payment of the principal (and premium, if any) and interest on all the Outstanding Debt Securities and the performance of every covenant of the Corporation in the Indenture; (ii) upon the occurrence of such a transaction, treating any indebtedness for borrowed money which becomes an obligation of the Corporation as a result of such transaction as having been incurred by the Corporation at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall occur or be continuing; and (iii) the Corporation or the Successor Corporation or Person delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that the consolidation, merger, conveyance, transfer or lease and the supplemental indenture complies with the Indenture and all conditions precedent for such transaction in the Indenture have been complied with.

Certain Covenants

Maintenance of Property. The Corporation will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and will cause (or with respect to property owned in common with others, make reasonable effort to cause) to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as, in the judgment of the Corporation, may be necessary so that the business carried on in connection therewith may be properly conducted; provided, however, that the foregoing shall not prevent the Corporation from discontinuing, or causing the discontinuance of, the operation and maintenance of any of its properties if such discontinuance, in the judgment of the Corporation, (a) is desirable in the conduct of its business and (b) will not adversely affect the interests of the Holders of Debt Securities of any series in any material respect.

Corporate Existence. Subject to the rights of the Corporation described under “Consolidation, Merger and Sale of Assets,” the Corporation will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights (charter and statutory) and franchises of the Corporation; provided, however, that the Corporation shall not be required to preserve any such right or franchise if, in the judgment of the Corporation (a) preservation thereof is no longer desirable in the conduct of the business of the Corporation and (b) the failure to preserve any such right or franchise will not adversely affect the interests of the Holders of Debt Securities of any series in any material respect.

Restriction on Liens. The Corporation will not create, assume, incur or suffer to exist any mortgage, lien, pledge, charge or encumbrance of any kind (other than “Excepted Encumbrances”) upon property of the Corporation (other than “Excepted Property”) to secure indebtedness without effectively providing that the Debt Securities shall be secured equally and ratably with the indebtedness secured by such mortgage, lien, pledge, charge or encumbrance. Subject to the next succeeding sentence, the foregoing restriction shall not apply to (1) pledging of any assets of the Corporation as security for payment of taxes or other similar charges in connection with a good faith contest by the Corporation as to its liability for such payment; (2) pledging of any assets of the Corporation to secure a stay or discharge in connection with a legal proceeding in which the Corporation or a subsidiary is a party or for the purpose of obtaining insurance coverage or other surety obligations providing for securing such stay or discharge in the event such stay or discharge should be required; (3) making deposits or providing security in connection with tenders, redemptions, contracts or leases to which the Corporation is a party or deposits for the purpose of terminating obligations under an indenture; (4) pledging of assets in connection with the incurrence of indebtedness in aggregate principal amount not exceeding 5% of the assets of the Corporation as presented in the financial statements of the Corporation contained in the most recently filed report on Form 10-K or 10-Q (or successor forms thereto) filed with the Commission at the time of such pledge; (5) liens, pledges, security interests or other encumbrances on property, stock or indebtedness of any corporation existing at the time such corporation becomes a subsidiary of or is merged into the Corporation, or existing at the time of acquisition of such property or stock by the Corporation; (6) incurring liens, licenses, pledges, security interests or other encumbrances to secure payment of all or a part of the price of acquisition, construction or improvement of property or stock acquired by the Corporation or to secure any indebtedness incurred by the Corporation prior to, at the time of, or within 180 days after the later of the acquisition or completion of construction where the secured debt is incurred for the purpose of financing all or any part of the purchase price of such property or construction or improvements thereon; (7) liens, pledges, security interests or other encumbrances on property of the Corporation created in favor of a government or any political subdivision or instrumentality thereof, to secure partial progress, installment, advance or other payments pursuant to any contract or statute or to secure any indebtedness or other obligation incurred for the purpose of financing all or any part of the purchase price or the cost of construction of property subject to the encumbrance; or (8) any extension, renewal or replacement of any lien or encumbrance referred to above, provided that the principal amount of the indebtedness secured thereby is not increased and the lien or security interest securing the indebtedness is not extended to cover additional property. Notwithstanding the foregoing, in no event shall the Corporation create, assume, incur or suffer to exist pursuant to the foregoing clauses (1) and (3) through (8) any mortgage, lien, pledge, charge or encumbrance on the capital stock of either of Alagasco or Energen Resources directly or indirectly owned by the Corporation. The term “Excepted Encumbrances” means liens for taxes, assessments or governmental charges not delinquent; liens securing indebtedness existing in or relating to real estate acquired for right-of-way purposes; easements or reservations in property of the Company by statute or ordinance; liens and charges incidental to current construction activities; obligations or duties created or imposed by municipalities or other public authority affecting property of the Company; rights reserved to or vested in any municipality or public authority to control or regulate the Company or use of its property; irregularities or deficiencies of title with respect to rights-of-way; and leases made or existing in the ordinary course of business of the Company. The term “Excepted Property” generally means certain property or equipment of the Corporation used in the ordinary course of business, including current assets, vehicles, certain inventories and equipment, as more particularly defined in the Indenture, and excludes capital stock issued by Alagasco and Energen Resources.

Restriction on Sale-Leaseback Transactions. The Corporation will not enter into any arrangement providing for the lease to the Corporation of any property of the Corporation (except for temporary leases for a term, including any renewal thereof, of not more than three years), which property has been or is to be sold or transferred by the Corporation to the lessor unless the proceeds of such sale are at least equal to the fair value of such property and either: (i) the Corporation would be entitled, under the sub-caption “Restriction on Liens,” to create, assume, incur or suffer to exist a mortgage, lien, pledge, charge or encumbrance to secure indebtedness on the property to be leased without equally and ratably securing the Offered Securities; or (ii) the Corporation shall, or covenants that it will, within 120 days of the effective date of any such arrangement (or in the case of clause (a) below, within six months thereafter pursuant to a commitment entered into within such 120 day period), apply an amount not less than the fair value of such property to any one or more of (a) the optional redemption of, or the purchase and retirement of, the Debt Securities, or (b) the payment or other retirement of Funded Debt (as defined therein) incurred or assumed by the Corporation which ranks pari passu with the Debt Securities (other than Funded Debt owned by the Corporation), or (c) the purchase at not more than the fair value of property by the Corporation (other than property of the Corporation involved in such sale).

Satisfaction and Discharge; Defeasance

The Indenture, with respect to any and all series of Debt Securities (except for certain specified surviving obligations) will be discharged and canceled upon the satisfaction of certain conditions, including: (a) the payment in full of the principal of (and premium, if any) and interest on all series of the Debt Securities or the deemed payment in full of such Debt Securities, as described below; (b) the payment by the Corporation of all other sums required under the Indenture; and (c) the delivery of a certificate by the Corporation to the Trustee stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

In addition, the Corporation may at any time (i) terminate certain of its obligations under the Indenture with respect to Debt Securities of any series (“legal defeasance”) or (ii) terminate its obligations under certain covenants set forth in the Indenture with respect to Debt Securities of any series, including the provisions described above under “Certain Covenants—Restriction on Liens,” “—Restriction on Sale-Leaseback Transactions” and “Consolidation, Merger and Sale of Assets” (after which any omission to comply with such obligations shall not constitute a Default with respect to such Debt Securities) (“covenant defeasance”). To exercise either legal defeasance or covenant defeasance, the Corporation must irrevocably deposit in trust with the Trustee, for the benefit of the Holders, cash or Eligible Obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of and premium and interest, if any, due and to become due on the Debt Securities of such series on or prior to their redemption or maturity date in accordance with the terms of the Indenture and such Debt Securities; provided either (i) that such money or the proceeds of such Eligible Obligations shall have been on deposit with the Trustee for a period of at least 90 days, or (ii) that the Trustee shall have received an Opinion of Counsel to the effect that payments to Holders with such moneys as proceeds are not recoverable as a preference under any applicable United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors. The Corporation must also comply with certain other conditions, including the delivery of an opinion of counsel to the effect that the holders of such Debt Securities will not realize income, gain or loss for Federal income tax purposes as a result of such defeasance but will realize income, gain or loss on the Debt Securities, including payments of interest thereon, in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance, the opinion of counsel must be accompanied by a ruling of the Internal Revenue Service issued to the Corporation, or based on a change in law or regulation occurring after the date of the Indenture.

Eligible Obligations include: (a) with respect to Debt Securities denominated in United States Dollars, Government Obligations (which include direct obligations of, or obligations unconditionally guaranteed by, the United States of America entitled to the benefit of the full faith and credit thereof and certificates, depository receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof); and (b) with respect to Debt Securities denominated in a currency other than United States Dollars or in a composite currency, such other obligations or instruments as shall be specified with respect to such Debt Securities, as contemplated by the Indenture.

Governing Law

The Debt Securities and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

U.S. Federal Taxation

The Prospectus Supplement will contain a brief summary of the relevant United States federal income tax laws applicable to the Offered Debt Securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (1) 75,000,000 shares of common stock, par value $0.01 per share, of which 34,853,073 shares were outstanding on February 28, 2003, and (2) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. The following description of our capital stock and related matters is qualified in its entirety by reference to our restated certificate of incorporation, the amendment to our restated certificate of incorporation designating our Series 1998 Junior Participating Preferred Stock, our bylaws and our rights agreement.

The following summary describes elements of our restated certificate of incorporation and bylaws.

Common Stock

General. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. Holders of common stock do not have any right to subscribe to any additional securities which we may issue.

Special Vote Requirements for Certain Transactions. Our restated certificate of incorporation provides that certain specified transactions or a series of transactions with an “interested stockholder” require approval by the vote of the holders of at least 80% of the then outstanding shares of voting stock, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is approved by a majority of our “disinterested” board members. A board member is considered disinterested if such member is neither affiliated with, nor a nominee of, the “interested stockholder” and was a board member prior to the time the “interested stockholder” became an “interested stockholder” (or the duly elected successor to such board member). The specified transactions include:

•	our merger or consolidation, or the merger and consolidation of any of our subsidiaries, with or into an “interested stockholder” or an affiliate of an “interested stockholder;”

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets with a value of $1,000,000 or more to an “interested stockholder” or an affiliate of an “interested stockholder;”

•	the issuance or transfer of our stock or other securities to an “interested stockholder” or an affiliate of an “interested stockholder” in exchange for cash, securities or other property having a value of $1,000,000 or more;

•	our adoption of any liquidation or dissolution proposal suggested by or on behalf of an “interested stockholder;” or

•	any reclassification of securities, recapitalization, merger or consolidation which has the effect of increasing an “interested stockholder’s” proportionate share of our outstanding equity securities.

Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns 10% or more of our voting stock.

Provisions with respect to our Board of Directors. Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board. At least two annual meetings must be held before a majority of the board of directors can be changed.

A majority of the remaining directors may fill vacancies on our board, other than those caused by an increase in the number of directors. Any director elected to fill such a vacancy is elected to serve until the next annual meeting of shareholders. Any directorship to be filled as a result of an increase in the number of directors may only be filled by election at an annual meeting or at a special meeting of shareholders called for such purpose unless Alabama law at such time permits the vacancy to be filled by a majority of the remaining directors.

        Unless otherwise provided in a corporation’s charter, Alabama law provides that a director, or the entire board of directors, may be removed by the shareholders at a meeting of shareholders expressly called for that purpose with or without cause by an affirmative vote of holders of a majority of our stock then entitled to vote on election of directors. However, our restated certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 80% of our stock then entitled to vote on election of directors is required to remove a director or the entire board of directors from office.

Amendment. Our restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock is required to amend certain provisions of our restated certificate of incorporation, including those provisions dealing with business combinations and classification of directors.

Possible Effects of Special Provisions. The provisions of our restated certificate of incorporation described above have the effect of making it more difficult to change the board of directors and may make the board of directors less responsive to shareholder control. Certain of these provisions also may tend to discourage acquisition attempts by third parties due to the additional time and expense involved and the greater possibility of failure. As a result, these provisions may decrease the likelihood of our acquisition by a potential purchaser or may decrease the price a potential purchaser would be willing to pay for our capital stock.

Preferred Stock Purchase Rights. Our board of directors adopted a rights agreement on July 27, 1998 designed to protect our shareholders from coercive or unfair takeover tactics. Under the terms of the rights agreement, each share of our common stock is accompanied by a right to purchase, until the earlier of July 27, 2008 or the date that we redeem all such rights, 1/100th of a share of Series 1998 Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $70, subject to certain antidilution and other adjustments as provided in the rights agreement. Since July 27, 1998, we have issued all shares of our common stock with accompanying rights. Until certain conditions exist, the rights will be represented by the certificates for our common stock and will not be exercisable or transferable apart from the common stock certificates.

The rights agreement has certain anti-takeover effects, as it requires any person or group seeking to acquire us to condition their offer on the acquisition of a substantial number of shares. Otherwise, we will allow our shareholders to exercise their rights and cause substantial dilution to the person or group attempting to acquire us. The rights should not interfere with any merger or other business combination approved by our board since, among other things, our board may redeem all but not less than all of the then outstanding rights at $0.01 per right at any time until 10 days (subject to extension) following the date on which a person or group acquires 15% or more of our outstanding common stock. Our board’s right to redeem the outstanding rights are limited by certain circumstances more fully described in the Rights Agreement, dated as of July 27, 1998, between us and First Chicago Trust Company of New York, as Rights Agent. The Rights Agreement is an exhibit to our registration statement on Form 8-A, File No. 1-7810, dated July 10, 1998, which we incorporate by reference into this prospectus. See “Where You Can Find More Information.”

Limits on Dividends. We are subject to several indentures and other debt instruments which limit our ability to pay dividends. Under the most restrictive indenture or other debt instrument, we are required to maintain a consolidated tangible net worth of not less than $80,000,000. At December 31, 2001, we had a consolidated tangible net worth of approximately $473,978,000 and therefore, under the indenture restriction, we could make dividend payments of $393,978,000.

Registrar and Transfer Agent. The registrar and transfer agent for our common stock is EquiServe Trust Company, N.A.

Listing. Our common stock is listed on the New York Stock Exchange under the symbol “EGN.”

Preferred Stock

General. Our restated certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock, in one or more series, without further action by our shareholders. The board must set forth the designations, preferences and other rights, including voting rights, if any, in resolutions providing for the issuance of the preferred stock. We cannot determine what effect, if any, the authorization and issuance of preferred stock would have upon holders of our common stock until the board specifies the attributes of the preferred stock and the rights of the holders of the preferred stock. We speculate that such effects may include:

•	restrictions on dividends paid to holders of our common stock if we have not paid dividends on our preferred stock;

•	dilution of the voting power of our common stock to the extent the preferred stock is issued with voting rights, or is convertible into common stock;

•	dilution of the equity interest of our common stock, unless we redeem the preferred stock; and

•	limitations on the rights of holders of our common stock to share in our assets upon liquidation until we satisfy any liquidation preference granted to holders of the preferred stock.

Although our ability to issue preferred stock provides us with flexibility in connection with possible acquisitions and other corporate purposes, we could issue preferred stock as a means of impeding an attempt by a third party to acquire a majority of our outstanding voting stock.

Series 1998 Junior Participating Preferred Stock. In connection with the adoption of the Rights Agreement described above, on July 27, 1998 our board designated 750,000 shares of our authorized but unissued preferred stock as “Series 1998 Junior Participating Preferred Stock.” One share of Series 1998 Junior Participating Preferred Stock will be approximately equivalent to 100 shares of our common stock. Each 1/100th of one share of Series 1998 Junior Participating

Preferred Stock has the same dividend and voting rights as one full share of our common stock, except that, if dividend payments on the Series 1998 Junior Participating Preferred Stock are in arrears for six consecutive quarters, our ability to pay dividends on our common stock will be restricted, and holders of the Series 1998 Junior Participating Preferred Stock will have enhanced voting rights. In addition, each share of Series 1998 Junior Participating Preferred Stock has a minimum quarterly dividend equal to the greater of (1) $5.00 or (2) 100 times the aggregate per share dividend declared on our common stock since the last quarterly dividend date. Series 1998 Junior Participating Preferred Stock also has a liquidation preference and certain other rights preferential to our common stock. Pursuant to the Rights Agreement, we have issued rights to our shareholders, but such rights have not yet become exercisable and we have not issued any shares of Series 1998 Junior Participating Preferred Stock.

PLAN OF DISTRIBUTION

We may sell the Offered Securities pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

To Underwriters

The applicable prospectus supplement will name any underwriter involved in a sale of Offered Securities. Underwriters may offer and sell Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of Offered Securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent.

Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase particular Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Offered Securities if any are purchased.

We may engage Cantor Fitzgerald & Co. to act as underwriter for an offering from time to time of our common stock in one or more placements. If we reach agreement with Cantor on a placement, including the number of shares of common stock to be offered in the placement and any minimum price below which sales may not be made, Cantor would agree to use its commercially reasonable efforts, consistent with its normal trading and sales practices, to try to sell such shares on such terms. Cantor could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part.

Through Agents

We will name any agent or dealer involved in a sale of securities, as well as any commission payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

General Information

Underwriters, dealers acting as principals and agents participating in a sale of securities may be deemed to be underwriters as defined in the Securities Act, and any commissions or discounts received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

Any of our Debt Securities, when issued, will be new issues of securities and will have no established trading market. Any underwriters that purchase our Debt Securities may make a market in the Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of, or the trading markets for, the Debt Securities.

LEGAL OPINIONS

The validity of the shares of common stock will be passed upon for us by Bradley Arant Rose & White LLP, Birmingham, Alabama. As of April 24, 2003, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 5,000 shares of our outstanding common stock.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Energen Corporation for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus express expectations of future plans, objectives and performance with respect to us and our subsidiaries and constitute forward-looking statements made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Except as otherwise disclosed, our forward-looking statements do not reflect the impact of possible or pending acquisitions, divestitures or restructurings. We undertake no obligation to correct or update any forward-looking statements whether as a result of new information, future events or otherwise. All statements based on future expectations rather than on historical facts are forward-looking statements that are dependent on certain events, risks and uncertainties that could cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, economic and competitive conditions, inflation rates, legislative and regulatory changes, financial market conditions, future business decisions, and other uncertainties, all of which are difficult to predict. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates. In the event the Corporation is unable to fully invest its planned acquisition, development and exploratory expenditures, future operating revenues, production, and proved reserves could be negatively affected. The drilling of development and exploratory wells can involve significant risks, including those related to timing, success rates and cost overruns and these risks can be affected by lease and rig availability, complex geology and other factors. Although the Corporation makes use of futures, swaps and fixed-price contracts to mitigate risk, fluctuations in future oil and gas prices could affect materially our financial position and results of operation; furthermore, such risk mitigation activities may cause our financial position and results of operations to be materially different from results that would have been obtained has such risk mitigation activities not occurred. In addition, the Corporation cannot guarantee the absence of errors in input data, calculations and formulas used in its estimates, assumptions and forecasts. A discussion of risks and uncertainties which could affect future results of the Corporation is also included in our periodic reports filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional SEC offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002; and
•	Our Definitive Proxy Statement on Schedule 14A filed on March 20, 2003.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

J. David Woodruff

Energen Corporation

605 Richard Arrington Jr. Blvd. North

Birmingham, Alabama 35203-2707

Phone: (205) 326-2700

$50,000,000

Energen Corporation

5% Notes due 2013

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

September 30, 2003